UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

63110318

(CUSIP Number)

Magnus Billing, Esq.

OMX AB

Tullvaktsvägen 15

105 78 Stockholm, Sweden

(46) 8-405-60-00

Copies to:

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63110318	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OMX AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,837,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,837,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

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This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 4, 2007 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on August 29, 2007, Amendment No. 2 to the Schedule 13D filed on September 21, 2007, Amendment No. 3 to the Schedule 13D filed on November 6, 2007 and Amendment No. 4 to the Schedule 13D filed on November 19, 2007, and relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Liberty Plaza, New York, NY 10006. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

The responses to Item 4 (Purpose of Transaction), Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) and Item 7 (Material to be filed as Exhibits) are hereby amended as follows.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On January 2, 2008, the Issuer and OMX entered into a letter agreement (the “Letter Agreement”) clarifying certain matters having to do with the inter-relationship between the Transaction Agreement and the OMX Transaction Agreement entered into by and among the Issuer, Borse Dubai and BD Stockholm AB on November 15, 2007, and includes, among other things, provisions relating to certain aspects of the governance of the Issuer after the acquisition of OMX by the Issuer.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement included as Exhibit 99.11 to this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

Exhibit 99.11 is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

99.11

Letter Agreement between The Nasdaq Stock Market, Inc. and OMX AB, dated January 2, 2008 filed as Exhibit 10.1 to the Current Report on Form 8-K on January 7, 2008 by The Nasdaq Stock Market, Inc. and herein incorporated by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2008

OMX AB

By:	/s/ Magnus Billing
Name: Magnus Billing
Title: General Counsel